EXHIBIT 12.1

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Years Ended November 30,
	2013		2012	2011	2010	2009
Earnings
Income (loss) from operations before income taxes	$38,363		$(79,053)	$(181,168)	$(76,368)	$(311,184)
Add:
Interest incurred	149,101		132,657	112,037	122,230	119,602
Amortization of premiums and discounts related to debt	5,347		3,016	2,150	2,149	1,586
Portion of rent expense considered to be interest	3,204		3,096	3,517	4,658	7,507
Amortization of previously capitalized interest	87,414		78,630	79,338	95,236	138,179
Distribution of earnings from unconsolidated joint ventures, net of equity in income (loss)	2,882		1,519	45,256	19,638	43,262
Deduct:
Interest capitalized	(86,411)		(62,853)	(62,833)	(53,923)	(67,839)
Income (loss) as adjusted	$199,900		$77,012	$(1,703)	$113,620	$(68,887)

Fixed charges
Interest incurred	$149,101		$132,657	$112,037	$122,230	$119,602
Amortization of premiums and discounts related to debt	5,347		3,016	2,150	2,149	1,586
Portion of rent expense considered to be interest	3,204		3,096	3,517	4,658	7,507
	$157,652		$138,769	$117,704	$129,037	$128,695

Ratio of earnings to fixed charges	1.27	x	—	—	—	—

Coverage deficiency (a)	$—		$(61,757)	$(119,407)	$(15,417)	$(197,582)

The ratios of earnings to fixed charges are computed on a consolidated basis.

(a)
Earnings for the years ended November 30, 2012, 2011, 2010 and 2009 were insufficient to cover fixed charges for the period by $61.8 million, $119.4 million, $15.4 million and $197.6 million, respectively.